September 3, 2003

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

  Re:
  Converse Inc. Registration Statement on Form S-1 (File No. 333-101824)

Ladies and Gentlemen:

        Converse Inc. (the "Company") hereby makes application to withdraw its Registration Statement on Form S-1, File Number 333-101824 (the "Form S-1 Registration Statement") relating to its common stock, par value $0.01 pursuant to Rule 477 under the Securities Act of 1933, as amended. In connection with its agreement to be acquired by a third party, the Company has elected not to proceed with the offering. No offers or sales of the Company's Common Stock have been or will be made pursuant to the S-1 Registration Statement.

        Accordingly, we request an order granting the withdrawal of the Form S-1 Registration Statement to be issued by the Securities and Exchange Commission as soon as possible.

        If you have any questions, please call our attorney, Kurt J. Berney of Wilson Sonsini Goodrich & Rosati at (650) 493-9300.

Very truly yours,
/s/ JACK BOYS Jack Boys Chief Executive Officer
cc:
Patti J. Dennis, Securities and Exchange Commission
Michelle Barto, The Nasdaq Stock Market
Joseph A. Hall, Esq., Davis Polk & Wardwell